UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

DIREXION SHARES
(Name of Issuer)

EXCHANGE TRADED FUNDS
(Title of Class of Securities)

25459W763
(CUSIP Number)

SEPTEMBER 29, 2011
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25459W763

1.	NAME OF REPORTING PERSONS EVENTUS CAPITAL GROUP MANAGEMENT LLC. (26-1839104)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA LLC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 26100
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 26100
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26100
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12.	TYPE OF REPORTING PERSON (See Instructions) 00 - OTHER

Item 1(a).                      Name of Issuer: Direxion Shares (Direxion Daily China Bear 3X Shares)

Item 1(b).                      Address of Issuer’s Principal Executive Offices:
33 Whitehall St. 10th Floor
New York, NY 10004

Item 2(a).                      Name of Person Filing: Ian P. Scott

Item 2(b).                      Address of Principal Business Office or, if none, Residence:
100 S.E. 13th Avenue Suite 2010
Ft.Lauderdale, FL 33394

Item 2(c).                      Citizenship: U.S.

Item 2(d).                      Title of Class of Securities: ETF

Item 2(e).                      CUSIP Number: 25459W763

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.                                Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned: 26100

(b)           Percent of Class: 5.3%

 (c)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 26100

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 26100

(iv)	shared power to dispose or to direct the disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see
§240.13d-3(d)(1)

Item 5.                    Ownership of Five Percent or Less of a Class:

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

October 14, 2011
(Date)
/s/ Ian P. Scott
(Signature)
Ian P. Scott, Managing Partner
Name and Title